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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549


                               SCHEDULE 13G


                Under the Securities Exchange Act of 1934
                            (Amendment No. )*



                     UNIROYAL TECHNOLOGY CORPORATION

                             (Name of Issuer)



                               Common Stock
                  Series B. Convertible Preferred Stock
                      (Title of Class of Securities)


                          Common Stock 909163107
              Series B Convertible Preferred Stock 909163982

                              (CUSIP Number)

Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                     (Continued on following page(s))




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 CUSIP NO. 909163107            13G
           909163982

  1  NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Pacholder Associates, Inc.
          IRS ID# 31-1089398


  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)   [ ]

        See Item 4                                                (b)   [ ]


  3   SEC USE ONLY



  4   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States


              		 5  SOLE VOTING POWER

 NUMBER OF
  SHARES	           Common Stock - 2,178,523
BENEFICIALLY        Series B Convertible Preferred Stock - 35
OWNED BY EACH
  REPORTING      6    SHARED VOTING POWER
PERSON WITH
  		                    Common Stock - 0
		                      Series B Convertible Preferred Stock - 0


                 7   SOLE DISPOSITIVE POWER

                     Common Stock - 2,178,523
                     Series B Convertible Preferred Stock - 35

                 8   SHARED DISPOSITIVE POWER

                     Common Stock - 0
                     Series B Convertible Preferred Stock - 0


  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Common Stock - 2,178,523 shares
     Series B Convertible Preferred Stock - 35 shares

 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        Common Stock - 16.5%
        Series B Convertible Preferred Stock - 100%

 12  TYPE OF REPORTING PERSON*

        Investment Advisor (IA)


                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC  20549
                              Schedule 13-G
                Under the Securities Exchange Act of 1934

Original Filing                    Date:  July 3, 1996

Fee Being Paid:  Yes

Item 1         (a)  Name of Issuer:  Uniroyal Technology Corporation

Item 1         (b)  Address of issuer's principal executive offices:

                    Uniroyal Technology Corporation
                    2 North Tamiani Trail, Suite 900
                    Sarasota, FL  34236

Item 2         (a)  Name of person filing:  Pacholder Associates, Inc.

Item 2         (b)  Address of principal business office:

                    8044 Montgomery Road, Suite 382
                    Cincinnati, OH  45236

Item 2         (c)  Citizenship:  United States

Item 2         (d)  Title of class of securities:  Common and Preferred
                 			Stock

Item 2         (e)  Cusip No.:
                    Common Stock:  909163107
                    Series B Convertible Preferred Stock:  909163982

Item 3         Type of Person:  Investment Advisor

Item 4         (a)  Amount beneficially owned:

                    Common Stock:  2,178,523
                    Series B Convertible Preferred Stock:  35

Item 4         (b)  Percent of class:

                    Common Stock:  16.5%
                    Series B Convertible Preferred Stock:  100%


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Item 4         (c)  (i)  sole power to vote:
                     Common Stock:  2,178,523
                     Series B Convertible Preferred Stock:  35

                (ii)  shared power to vote:  0

               (iii)  sole power to dispose:
                      Common Stock:  2,178,523
                      Series B Convertible Preferred Stock:  35

               (iv)  shared power to dispose:  0

The 35 shares of Series B Convertible Preferred Stock are convertible into an aggregate of 1,332,487 shares of Common Stock. Such Preferred Stock can be converted (i) on any business day of November of any year or
(ii) during the 30 day period following a Notice of Redemption of such preferred stock.

Item 5   Ownership  of 5  percent or  less  of a  class:   If  this
         statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class
         of  securities,  check the  following:   Not Applicable

Item 6   Ownership of more  than 5 percent  on behalf of another  person:
         Pursuant to a contract with the Pension Benefit Guaranty Corp. ("PBGC"), Pacholder Associates has sole voting and dispositive
         power over  these securities.   All funds received from these
         securities, by dividend, sale or otherwise, will be the property of the PBGC. The contract between Pacholder Associates and the PBGC is attached to the 13-D filed by Pacholder Associates on May 24, 1994 on Kaiser Resources, Inc.

Item 7   Identification  and  classification  of  subsidiary:   Not
         Applicable

Item 8   Identification and classification of members of the group:
         Not Applicable

Item 9   Notice of dissolution of the group:  Not Applicable

Item 10  Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                              PACHOLDER ASSOCIATES, INC.
                              July 3, 1996
                              DATE

                              /s/ Thomas M. Barnhart, II
                              SIGNATURE

                              SENIOR VICE PRESIDENT AND
                              ASSOCIATE GENERAL COUNSEL
                              TITLE